UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 26, 2017

ARROW FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

New York	0-12507	22-2448962
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification Number)

250 GLEN STREET, GLENS FALLS, NEW YORK 12801
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (518) 745-1000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (240.12b-2 of this chapter).

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 8.01.   **Other Events**

On April 26, 2017, Arrow Financial Corporation issued a press release announcing that the Board of Directors had declared a quarterly cash dividend of $0.25 per share payable June 15, 2017 to shareholders of record June 2, 2017. A copy of this press release is furnished as Exhibit 99 to this report on Form 8-K.

Item 9.01.   **Financial Statements and Exhibits**

Exhibit No.	Description
Exhibit 99	Arrow Financial Corporation Press Release dated April 26, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARROW FINANCIAL CORPORATION
Registrant

Date: April 27, 2017

/s/ Terry R. Goodemote

Terry R. Goodemote, Executive Vice President, Treasurer and Chief Financial Officer

NEWS RELEASE

ARROW Financial Corporation

250 Glen Street
Glens Falls, NY 12801

NASDAQ® Symbol: "AROW"
Website: arrowfinancial.com

Media Contact: Blake Jones
Tel: (518) 415-4274
Fax: (518) 761-6741

Arrow Declares Cash Dividend

GLENS FALLS, N.Y. (April 26, 2017) -- The Board of Directors of Arrow Financial Corporation (NasdaqGS® - AROW) on April 26, 2017, declared a quarterly cash dividend of $0.25 per share payable June 15, 2017, to shareholders of record June 2, 2017. This represents an increase of 3% over the cash dividend paid in the second quarter of 2016, as a result of the 3% stock dividend distributed September 29, 2016.

Arrow Financial Corporation is a multi-bank holding company headquartered in Glens Falls, New York, serving the financial needs of northeastern New York. The Company is the parent of Glens Falls National Bank and Trust Company and Saratoga National Bank and Trust Company. Other subsidiaries include North Country Investment Advisers, Inc.; two property and casualty insurance agencies: McPhillips Insurance Agency, which is a division of Glens Falls National Insurance Agencies, LLC, and Upstate Agency, LLC; and Capital Financial Group, Inc., an insurance agency specializing in the sale and servicing of group health plans.